FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of August 2004 and incorporated by reference herein is the Registrant’s immediate report dated August 5, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: August 5, 2004

BLUEPHOENIX SOLUTIONS REPORTS SECOND QUARTER 2004 RESULTS

—	BluePhoenix Posts On Track Results For Second Quarter 2004

Herzlia, Israel –August 5, 2004 – BluePhoenix Solutions Ltd. (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today reported record operating profit and net profit for the first six months ending June 30, 2004.

For the first half of fiscal 2004, BluePhoenix reported sales of $28.3 million, up 6% from $26.8 million in the same period a year ago. The Company reported operating income of $2.0 million as compared to $393,000 in the comparable six months of 2003. The net income for the first half of 2004, excluding the one time affect of the beneficial conversion feature of the convertible debt was $2.1 million, or $0.15 per share. The reported net income for the first six months of 2004 was $1.9 million, or $0.14 per share, compared with a net income of $314,000, or $0.02 per share, in the first six months of last year.

For the second quarter of fiscal 2004, BluePhoenix reported sales of $14.2 million, a 5% increase over 2003 second quarter sales of $13.5million. The Company reported operating income of $981,000 as compared to $359,000 in the second quarter of 2003. Net income for the second quarter of 2004 was $817,000 or $0.06 per share, compared with $252,000 or $0.02 per share in the second quarter last year.

In the first half of 2004, BluePhoenix successfully maintained its measurable objectives while continuously constructing the foundation for its future growth and success:

—	New Customers – For the quarter, we received eight material orders from new customers, most of them in North America. These deals underscore our current focus on expanding global sales activities in order to solidify the company’s market leadership position.

—	Project Delivery – During the quarter, we successfully completed the delivery of several projects, such as the DaimlerChrysler database migration project. Some of these customers are expected to continue working with BluePhoenix on expanded IT modernization projects.

—	Strategic Alliances –We signed two strategic agreements with leading global system integrators this quarter and are already seeing a pipeline materialize from these relationships. Per these agreements we will be providing our modernization solutions to the partners’ customers in collaboration with the system integrator’s team. We believe that in this manner we will be able to penetrate new areas that were difficult to reach directly through our existing sales network.

—	Research and Development – We moved some of the development work to our offshore centers in order to keep to our time-to-market schedule as it relates to the launch of our next generation of modernization solutions, which will address the entire modernization process from legacy mainframe systems up to modern platforms such as J2EE and .NET. This tactical change enables us to reach the goals set in the development plan we adopted based on our new business vision. Our efforts are aimed towards strengthening our position as the global leader in the IT Modernization space by significantly increasing our investments in R&D over the next six quarters.

—	Market Acceptance –This quarter saw a marked increase in analyst and media recognition for BluePhoenix. Butler Group, Europe’s foremost IT analyst firm, released a technology audit report forecasting that BluePhoenix’s IT Discovery solution “will have a large impact on the market”. The report goes on to say “it becomes almost inconceivable to think of any organization within the Global 5000 that would not benefit from this product.” Additionally, in response to the global expansion of our activities, we have had articles appear in several leading publications in Europe, such as Germany’s ComputerWoche, Spain’s Canal Digital, Italy’s Azienda Banca, Denmark’s Aktuel Elektronik, and Turkey’s BTHaber.

“I’m very pleased with our financial and strategic achievements this year, especially with the rapid pace at which we’re building towards our future growth and market leadership position. We have sound technology, extensive skill sets and global infrastructure, as well as additional reassurances that our tools and products are needed in the market. Now is the time for gradually building awareness of our capabilities and deliverables while further enhancing our portfolio offerings. Having all these ingredients integrated into our market presence should lead us to the expected growth curve of our business.” Said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions.

Arik Kilman, BluePhoenix CEO, and Iris Yahal, Chief Financial Officer, will review and discuss the 2004 second quarter results, and will be available to answer investor questions in a conference call on Thursday, August 5th 2004 at 9:00 A.M. EST / 4:00 P.M. Israel time. Interested parties are invited to participate by calling one of the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference “BluePhoenix Second Quarter Results” to the AT&T conference call operator.

In the US call:	(800) 230-1074
Outside the US call:	+1-(612)-332-0335

An automated replay of the conference call will be available from August 5th 12:30P.M. until August 7th at 11:59 P.M. (EST). To access the replay please call (USA) 1-800-475-6701 or (International) +1-320-365-3844, and enter the access code: 740684.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company’s comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia.

The company’s major shareholder is the Formula Group (NASDAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners’ property.
Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands,except per share amounts)

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2004	2003	2004	2003	2003
	Unaudited		Unaudited

Revenues	$14,171	$13,510	$28,310	$26,816	$54,340

Cost of revenues	5,938	6,140	12,002	12,274	24,115

Gross profit	8,233	7,370	16,308	14,542	30,225

Software development costs, net	2,022	2,052	4,061	4,090	8,138

Selling, general and administrative expenses	4,894	4,643	9,584	9,405	18,847

	1,317	675	2,663	1,047	3,240

Depreciation	336	316	695	654	1,293

Operating income	981	359	1,968	393	1,947

Financial income, net	(386)	79	(559)	147	165

Other income, net	150	156	383	440	943

Income before taxes	745	594	1,792	980	3,055

Taxes on income	--	2	5	144	152

	745	592	1,787	836	2,903

Minority interest	249	(42)	408	(73)	(154)

Equity in losses of affiliated companies	(177)	(298)	(318)	(449)	(898)

Net income	817	252	1,877	314	1,851

Basic earnings per share	0.06	0.02	0.14	0.02	0.14

Diluted earnings per share	0.06	0.02	0.14	0.02	0.14

Common shares outstanding	13,522	13,449	13,516	13,449	13,451

Common shares assuming dilution	14,672	13,449	14,564	13,449	13,644

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2004	December 31 2003
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,416	$11,105
Marketable securities	408	406
Accounts receivable:
Trade	14,569	12,617
Other	2,562	1,899

Total current assets	30,955	26,027

INVESTMENTS	1,892	3,794

FIXED ASSETS
Cost	10,698	8,920
Less - accumulated depreciation	7,955	6,121

Total fixed assets	2,743	2,799

OTHER ASSETS, NET	55,403	48,200

Total assets	$90,993	$80,820

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$7,652	$8,342
Accounts payable and accruals:
Trade	3,548	3,425
Deffered revenue	4,781	3,034
Other	8,071	10,980

Total current liabilities	24,052	25,781

LONG-TERM LIABILITIES:
Convetible debentures	4,678	--
Loans from banks and others and convertible debt	7,217	2,065
Accrued severance pay, net	1,280	915
Provision for losses in formerly-consolidated subsidiary	1,971	1,971

Total long-term liabilities	15,146	4,951

MINORITY INTEREST	4,312	4,690

SHAREHOLDERS' EQUITY
(net of cost of 1,870,565 shares held by subsidiaries)	47,483	45,398

Total liabilities and shareholders' equity	$90,993	$80,820